Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2019 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - November 7, 2019) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and nine months ended September 30, 2019. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended September 30, 2019 and 2018
For the three months ended September 30, 2019, the Company's adjusted net loss (see Non-IFRS Measures section below) was $44.8 million, or $0.92 basic and diluted loss per share, which excludes from the net loss a $0.4 million, or $0.01 per basic and diluted share, write-off of deferred financing fees. For the three months ended September 30, 2019, the Company had a net loss of $45.3 million, or $0.93 basic and diluted loss per share.
For the three months ended September 30, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $64.9 million, or $2.09 basic and diluted loss per share, which excludes from the net loss (i) a $0.9 million loss recorded on the Company's exchange of $15.0 million of its Convertible Notes due 2019, and (ii) a $5.9 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $6.8 million, or $0.22 per basic and diluted share. For the three months ended September 30, 2018, the Company had a net loss of $71.7 million, or $2.31 basic and diluted loss per share.
Results for the nine months ended September 30, 2019 and 2018
For the nine months ended September 30, 2019, the Company's adjusted net loss (see Non-IFRS Measures section below) was $59.8 million, or $1.24 basic and diluted loss per share, which excludes from the net loss a $0.7 million, or $0.01 per basic and diluted share, write-off of deferred financing fees. For the nine months ended September 30, 2019, the Company had a net loss of $60.5 million, or $1.25 basic and diluted loss per share.
For the nine months ended September 30, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $141.3 million, or $4.57 basic and diluted loss per share, which excludes from the net loss (i) an aggregate loss of $17.8 million recorded on the Company's exchange of $203.5 million of its Convertible Notes due 2019, (ii) a $12.9 million write-off of deferred financing fees, and (iii) $0.3 million of transaction costs related to the merger with Navig8 Product Tankers Inc. The adjustments resulted in an aggregate reduction of the Company's net loss by $31.1 million, or $1.00 per basic and diluted share. For the nine months ended September 30, 2018, the Company had a net loss of $172.4 million, or $5.57 basic and diluted loss per share.
Declaration of Dividend
On November 6, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about December 13, 2019 to all shareholders of record as of November 25, 2019 (the record date). As of November 6, 2019, there were 58,142,400 common shares of the Company outstanding.

Summary of Other Recent and Third Quarter Significant Events

•
On September 26, 2019, the Company acquired subsidiaries of Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”), which have leasehold interests in 19 product tankers under bareboat charter agreements with an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered during 2019 and four MRs are currently under construction. This acquisition is referred to as the "Trafigura Transaction".

•
On September 26, 2019, the Company closed on the private placements of its common stock at $29.00 per share with Trafigura for $35 million and with Scorpio Services Holding Limited, a related party, for $15 million, for an aggregate of $50 million and 1,724,137 common shares.

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the fourth quarter of 2019 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: an average of approximately $26,000 per day for 47% of the days.

•	For the LR1s in the pool: an average of approximately $17,000 per day for 46% of the days.

•	For the MRs in the pool: an average of approximately $17,000 per day for 45% of the days.

•	For the ice-class 1A Handymaxes in the pool: an average of approximately $15,000 per day for 42% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the third quarter of 2019:

•	For the LR2s in the pool: an average of $15,960 per revenue day.

•	For the LR1s in the pool: an average of $13,126 per revenue day.

•	For the MRs in the pool: an average of $13,640 per revenue day.

•	For the ice-class 1A Handymaxes in the pool: an average of $9,974 per revenue day.

•
As of the date of this press release, the Company has received commitments for nine different facilities to partially finance the purchase and installation of exhaust gas cleaning systems ("scrubbers") on certain of the Company's vessels.  These commitments are expected to increase the Company’s liquidity by approximately $120.2 million.  Additionally, the Company is in discussions with a different group of financial institutions to finance the purchase of scrubbers which, if consummated, is expected to increase the Company’s liquidity by an additional $57.5 million. Subject to reaching agreement on satisfactory terms relating to the additional scrubber financing, all of these agreements are expected to be signed in the next few months, and the drawdowns are expected to occur as the scrubbers are installed throughout the remainder of 2019 and 2020.

•	In September 2019, the Company paid a quarterly cash dividend with respect to the second quarter of 2019 on the Company's common stock of $0.10 per common share.

•	In July 2019, the Company’s Convertible Notes due 2019 matured and the outstanding balance of $142.7 million was fully repaid in cash upon maturity.
Acquisition of the leasehold interests in 19 product tankers
On September 26, 2019, the Company acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered during 2019 and four MRs are currently under construction. The consideration exchanged consisted of:

•
For the delivered vessels, the assumption of the obligations under the bareboat charter agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction, the assumption of the commitments on the bareboat charter agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. These vessels under construction are expected to be delivered during 2020.

Each bareboat charter agreement has a term of eight years from the delivery date of the respective vessel, and the Company has purchase options beginning after the first year of each agreement. Each agreement bears interest at LIBOR plus a margin of 3.50% per annum and will be repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18 million ($0.8 million for each MR and $1.5 million for each LR2) will be made in equal monthly installments over the first 12 months of each bareboat charter agreement.

The Trafigura transaction was accounted for as an asset acquisition, with the acquisition of the leasehold interests accounted for under IFRS 16, Leases, which was effective from January 1, 2019. Accordingly, the Company recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration), (ii) the value of the equity issued for each lease (as an initial direct cost) and (iii) other initial direct costs as part of the Trafigura Transaction.
The lease liabilities and corresponding right of use assets for the four undelivered vessels will be recorded upon the commencement date of each lease. The value of the Company's common shares issued for the leasehold interests on the four undelivered vessels was recorded within 'Other long-term assets' on the balance sheet at the closing date of the Trafigura Transaction and will be reclassified to 'Right of use assets' upon the commencement date of each lease.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the third quarter of 2019 and through the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $3.7 million and $10.9 million during the three and nine months ended September 30, 2019, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2019, the Company's basic weighted average number of shares were 48,529,024 and 48,251,159, respectively. For the three and nine months ended September 30, 2019, the Company's diluted weighted average number of shares were 50,169,591 and 49,735,327 respectively, excluding the impact of the Convertible Notes due 2022, and 55,394,037 and 55,890,573, respectively, under the if-converted method.
The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and nine months ended September 30, 2019 as the Company incurred net losses during those periods.
The Company’s Convertible Notes due 2019 matured in July 2019, and the outstanding balance of $142.7 million was fully repaid in cash upon maturity. As of the date hereof, the Company's trading stock price is below the conversion price of the Convertible Notes due 2022.
Conference Call
The Company has scheduled a conference call on November 7, 2019 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 3557977
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/warnvpgy

Current Liquidity
As of November 6, 2019, the Company had $200.8 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the third quarter of 2019

		Consisting of (1):
	Total number of vessels	Drydock	Ballast water treatment systems	Scrubbers	Aggregate costs (in millions of USD)	Aggregate off-hire days in Q3 2019
Completed in third quarter of 2019
LR2	4	1	1	4	$18.2	210
LR1	2	—	—	2	7.2	130
MR	6	6	5	6	25.7	322
Handymax	6	6	6	—	11.4	123
	18	13	12	12	$62.5	785

In progress as of September 30, 2019 (2)
LR2	8	4	3	8	$36.4	215
LR1	1	—	—	1	3.6	52
MR	2	2	1	2	8.6	30
Handymax	2	2	2	—	3.8	33
	13	8	6	11	$52.4	330

(1)	Certain vessels were drydocked and had ballast water treatment systems and/or scrubbers installed simultaneously.
(2) Total costs and off-hire days are estimated for vessels currently being drydocked, or having ballast water treatment systems and/or scrubbers installed.
Set forth below are the estimated expected payments for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the fourth quarter of 2019 through the date of this press release):

In millions of U.S. dollars	As of November 6, 2019 (1)
Q4 2019 - payments made through November 6, 2019	$13.2
Q4 2019 - remaining payments	43.0
Q1 2020	58.7
Q2 2020	46.9
Q3 2020	33.7
Q4 2020	16.7

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (2):

Q4 2019
Ships Scheduled for:	Off-hire

	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	5	4	13	346
LR1	—	—	2	39
MR	8	5	10	340
Handymax	5	5	—	100

Total Q4 2019	18	14	25	825

	Q1 2020
	Ships Scheduled for:			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	6	4	9	314
LR1	—	—	3	105
MR	7	7	11	385
Handymax	2	2	—	40

Total Q1 2020	15	13	23	844

	Q2 2020
	Ships Scheduled for:			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	5	1	7	260
LR1	—	—	—	—
MR	3	3	8	275
Handymax	—	—	—	—

Total Q2 2020	8	4	15	535

	Q3 2020
	Ships Scheduled for:			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	2	—	2	95
LR1	5	—	5	175
MR	—	—	7	245
Handymax	—	—	—	—

Total Q3 2020	7	—	14	515

	Q4 2020
	Ships Scheduled for:			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	—	—	—	—
LR1	—	—	—	—

MR	—	—	4	145
Handymax	—	—	—	—

Total Q4 2020	—	—	4	145

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding Principal as of June 30, 2019	Drawdowns and (repayments), net	Outstanding Principal as of September 30, 2019	Repayments	Outstanding Principal as of November 6, 2019
1	KEXIM Credit Facility	$282,475	$(16,825)	$265,650	$—	$265,650
2	ABN AMRO Credit Facility	96,230	(2,139)	94,091	(1,602)	92,489
3	ING Credit Facility	137,808	(3,184)	134,624	(1,071)	133,553
4	$35.7 Million Term Loan Facility	33,234	(808)	32,426	(808)	31,618
5	2017 Credit Facility	138,133	(3,316)	134,817	—	134,817
6	Credit Agricole Credit Facility	95,011	(2,142)	92,869	—	92,869
7	ABN AMRO/K-Sure Credit Facility	47,604	(963)	46,641	—	46,641
8	Citi/K-Sure Credit Facility	99,442	(2,104)	97,338	—	97,338
9	ABN AMRO/SEB Credit Facility	109,075	(2,875)	106,200	—	106,200
10	Ocean Yield Lease Financing	155,015	(2,711)	152,304	(929)	151,375
11	CMBFL Lease Financing	59,517	(1,227)	58,290	—	58,290
12	BCFL Lease Financing (LR2s)	97,052	(1,926)	95,126	(654)	94,472
13	CSSC Lease Financing	237,872	(4,327)	233,545	(1,442)	232,103
14	BCFL Lease Financing (MRs)	93,423	(2,809)	90,614	(915)	89,699
15	2018 CMB Lease Financing	131,485	(2,529)	128,956	(836)	128,120
16	$116.0 Million Lease Financing	109,431	(1,700)	107,731	(548)	107,183
17	AVIC International Lease Financing	133,207	(2,948)	130,259	—	130,259
18	China Huarong Shipping Lease Financing	130,500	(3,375)	127,125	—	127,125
19	$157.5 Million Lease Financing	145,014	(3,536)	141,478	—	141,478

	In thousands of U.S. dollars	Outstanding Principal as of June 30, 2019	Drawdowns and (repayments), net	Outstanding Principal as of September 30, 2019	Repayments	Outstanding Principal as of November 6, 2019
20	COSCO Lease Financing	80,300	(1,925)	78,375	—	78,375
21	IFRS 16 - Leases - 3 MRs	47,663	(1,736)	45,927	(567)	45,360
22	IFRS 16 - Leases - 7 Handymax	20,410	(3,789)	16,621	(1,306)	15,315
23	IFRS 16 - Leases - acquired from Trafigura	—	525,737	525,737	(4,241)	521,496
24	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
25	Convertible Notes due 2019	142,708	(142,708)	—	—	—
26	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$2,879,859	$314,135	$3,193,994	$(14,919)	$3,179,075

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of September 30, 2019, which includes principal amounts due under lease financing arrangements and lease liabilities under IFRS 16 (which also include actual payments made during the fourth quarter of 2019 through the date of this press release):

In millions of U.S. dollars
Q4 2019 - principal payments made through November 6, 2019 (1)	$14.9
Q4 2019 - remaining principal payments	50.0
Q1 2020	81.9
Q2 2020 (1)	117.4
Q3 2020 (2)	164.6
Q4 2020	57.6
2021 and thereafter	2,707.6
$3,194.0

(1)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.

(2)	Repayments include $87.7 million due upon the maturity of the Company's ABN AMRO Credit Facility.

Explanation of Variances on the Third Quarter of 2019 Financial Results Compared to the Third Quarter of 2018
For the three months ended September 30, 2019, the Company recorded a net loss of $45.3 million compared to a net loss of $71.7 million for the three months ended September 30, 2018. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2019 and 2018:

	For the three months ended September 30,
In thousands of U.S. dollars	2019	2018
Vessel revenue	$136,067	$119,281
Voyage expenses	(2,055)	(470)
TCE revenue	$134,012	$118,811

•
TCE revenue for the three months ended September 30, 2019 increased by $15.2 million to $134.0 million, from $118.8 million for the three months ended September 30, 2018. The increase was the result of quarter over quarter improvements in TCE revenue per day across all of the Company's operating segments. Overall average TCE revenue per day increased to $13,560 per day during the three months ended September 30, 2019, from $10,519 per day during the three months ended September 30, 2018. While the third quarter of 2019 improved versus the third quarter of 2018, it nevertheless reflected a deterioration from the previous two quarters, with TCE revenue and TCE revenue per day decreasing across all segments. This deterioration was the result of seasonal weakness along with an extended period of refinery maintenance as refiners transitioned towards the January 1, 2020 implementation date of the International Maritime Organization's low sulfur emissions standards.

The increase in TCE revenue per day during the third quarter of 2019 as compared to the third quarter of 2018 was partially offset by a decrease in the number of vessels in the Company's fleet to an average of 119.7 operating vessels during the three months ended September 30, 2019 from an average of 124.2 operating vessels during the three months ended September 30, 2018, which was the result of the redelivery of time chartered-in vessels throughout 2018 and in the first quarter of 2019. The decrease in the number of operating vessels was partially offset by the acquisition of the 15 delivered vessels from Trafigura as part of the Trafigura Transaction.

•
Vessel operating costs for the three months ended September 30, 2019 increased by $1.6 million to $71.0 million, from $69.3 million for the three months ended September 30, 2018. Vessel operating costs per day increased slightly to $6,449 per day for the three months ended September 30, 2019 from $6,333 per day for the three months ended September 30, 2018. This increase was the result of increased costs in the Company's Handymax operating segment resulting from the transition of technical managers on certain of these vessels.

•
Charterhire expense for the three months ended September 30, 2019 decreased by $13.8 million to $0.0 million, from $13.8 million for the three months ended September 30, 2018. This decrease was the result of (i) a decrease in the number of time chartered-in vessels when comparing the three months ended September 30, 2019 to the three months ended September 30, 2018, and (ii) the implementation of IFRS 16 - Leases beginning on January, 1, 2019. The Company's time and bareboat chartered-in fleet consisted of 10 bareboat chartered-in vessels for the three months ended September 30, 2019, and the Company's time and bareboat chartered-in fleet consisted of an average of 5.2 time chartered-in vessels and 10 bareboat chartered-in vessels for the three months ended September 30, 2018. As of September 30, 2019, we had 25 bareboat chartered-in vessels which are being accounted for under IFRS 16 as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).

•
Depreciation expense - owned or finance leased vessels for the three months ended September 30, 2019 remained consistent, increasing slightly by $0.8 million to $45.4 million, from $44.6 million for the three months ended September 30, 2018. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and/or scrubbers on certain of its vessels in the remainder of 2019 and 2020. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.

•
Depreciation expense - right of use assets for the three months ended September 30, 2019, was $6.3 million. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded during the three months ended September 30, 2019, as a result of the Company's transition to IFRS 16 - Leases on January 1, 2019. Right of use asset depreciation is approximately $0.2 million per vessel per month for the 10 vessels previously bareboat chartered-in prior to the Trafigura Transaction, and $0.2 million per MR per month and $0.3 million per LR2 per month for the 15 vessels (11 MRs and 4 LR2s) acquired as part of the Trafigura Transaction.

•
General and administrative expenses for the three months ended September 30, 2019, increased by $2.9 million to $15.3 million, from $12.4 million for the three months ended September 30, 2018. This increase was primarily driven by compensation expenses, including an increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the third quarter of 2019.

•
Financial expenses for the three months ended September 30, 2019, decreased by $7.2 million to $42.9 million, from $50.1 million for the three months ended September 30, 2018. This decrease was primarily driven by a reduction in the write-off of deferred financing fees during each period as the Company entered into a series of refinancing initiatives during the three months ended September 30, 2018 which resulted in the write-off of $5.9 million of deferred financing fees during that period, which compares to the write-off of $0.4 million of deferred financing fees during the three months ended September 30, 2019. Additionally, LIBOR rates decreased for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018, and there was $0.7 million of capitalized interest expense during the three months ended September 30, 2019 as a result of the Company's scrubber and ballast water treatment system investments. No interest was capitalized during the three months ended September 30, 2018. These decreases were partially offset by the implementation of IFRS 16 - Leases, on January 1, 2019, which resulted in an additional $1.4 million of interest expense during the three months ended September 30, 2019.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2019	2018	2019	2018
Revenue
Vessel revenue	$136,067	$119,281	$482,703	$417,521

Operating expenses
Vessel operating costs	(70,967)	(69,337)	(209,119)	(209,241)
Voyage expenses	(2,055)	(470)	(3,678)	(4,842)
Charterhire	—	(13,819)	(4,399)	(48,988)
Depreciation - owned or finance leased vessels	(45,392)	(44,584)	(133,575)	(132,131)
Depreciation - right of use assets	(6,250)	—	(14,280)	—
General and administrative expenses	(15,296)	(12,373)	(46,536)	(39,344)
Merger transaction related costs	—	—	—	(272)
Total operating expenses	(139,960)	(140,583)	(411,587)	(434,818)
Operating (loss) / income	(3,893)	(21,302)	71,116	(17,297)
Other (expense) and income, net
Financial expenses	(42,865)	(50,106)	(138,948)	(138,473)
Loss on exchange of Convertible Notes	—	(870)	—	(17,838)
Financial income	1,582	820	7,426	1,550
Other expenses, net	(113)	(251)	(126)	(346)
Total other expense, net	(41,396)	(50,407)	(131,648)	(155,107)
Net loss	$(45,289)	$(71,709)	$(60,532)	$(172,404)

Loss per share

Basic	$(0.93)	$(2.31)	$(1.25)	$(5.57)
Diluted	$(0.93)	$(2.31)	$(1.25)	$(5.57)
Basic weighted average shares outstanding	48,529,024	31,003,264	48,251,159	30,929,144
Diluted weighted average shares outstanding (1)	48,529,024	31,003,264	48,251,159	30,929,144

(1)
The dilutive effects of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2019 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, the Convertible Notes due 2019, and the Convertible Notes due 2022) were 55,394,037 and 55,890,573 for the three and nine months ended September 30, 2019, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$244,480	$593,652
Accounts receivable	61,657	69,718
Prepaid expenses and other current assets	16,693	15,671
Inventories	9,531	8,300
Total current assets	332,361	687,341
Non-current assets
Vessels and drydock	3,975,177	3,997,789
Right of use assets	710,684	—
Other assets	128,071	75,210
Goodwill	11,539	11,539
Restricted cash	12,293	12,285
Total non-current assets	4,837,764	4,096,823
Total assets	$5,170,125	$4,784,164
Current liabilities
Current portion of long-term debt	$237,882	$297,934
Finance lease liability	116,212	114,429
Lease liability - IFRS 16	69,105	—
Accounts payable	24,771	11,865
Accrued expenses	39,641	22,972
Total current liabilities	487,611	447,200
Non-current liabilities
Long-term debt	980,118	1,192,000
Finance lease liability	1,219,163	1,305,952
Lease liability - IFRS 16	519,179	—
Total non-current liabilities	2,718,460	2,497,952
Total liabilities	3,206,071	2,945,152
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	645	5,776
Additional paid-in capital	2,841,553	2,648,599
Treasury shares	(467,056)	(467,056)
Accumulated deficit (1)	(411,088)	(348,307)
Total shareholders' equity	1,964,054	1,839,012
Total liabilities and shareholders' equity	$5,170,125	$4,784,164

(1)
Accumulated deficit reflects the impact of the adoption of IFRS 16, Leases. IFRS 16 amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right of use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2019	2018
Operating activities
Net loss	$(60,532)	$(172,404)
Depreciation - owned or finance leased vessels	133,575	132,131
Depreciation - right of use assets	14,280	—
Amortization of restricted stock	20,707	19,403
Amortization of deferred financing fees	5,673	8,271
Write-off of deferred financing fees	711	12,946
Accretion of convertible notes	9,162	9,811
Accretion of fair value measurement on debt assumed in business combinations	2,725	2,849
Loss on exchange of convertible notes	—	17,838
	126,301	30,845
Changes in assets and liabilities:
(Increase) / decrease in inventories	(1,231)	1,480
Decrease in accounts receivable	8,060	10,556
Increase in prepaid expenses and other current assets	(1,023)	(841)
Increase in other assets	(3,289)	(1,436)
Increase in accounts payable	7,899	3,459
Increase / (decrease) in accrued expenses	3,731	(9,057)
	14,147	4,161
Net cash inflow from operating activities	140,448	35,006
Investing activities
Acquisition of vessels and payments for vessels under construction	—	(26,057)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(128,569)	(12,543)
Net cash (outflow) / inflow from investing activities	(128,569)	(38,600)
Financing activities
Debt repayments	(230,123)	(733,255)
Issuance of debt	—	849,798
Debt issuance costs	(1,701)	(20,785)
Principal repayments on lease liability - IFRS 16	(18,450)
Increase in restricted cash	(9)	(898)
Repayment of convertible notes	(144,974)	—
Gross proceeds from issuance of common stock	50,000	—
Equity issuance costs	(329)	(4)
Dividends paid	(15,464)	(9,898)
Repurchase of common stock	(1)	—
Net cash (outflow) / inflow from financing activities	(361,051)	84,958
(Decrease) / increase in cash and cash equivalents	(349,172)	81,364
Cash and cash equivalents at January 1,	593,652	186,462
Cash and cash equivalents at September 30,	$244,480	$267,826

As described in the preceding sections, on September 26, 2019, the Company acquired subsidiaries of Trafigura which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered during 2019 and four MRs are currently under construction. For the delivered vessels, the Company assumed the obligations under the bareboat charter agreements of $531.5 million and issued 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million. For the four vessels under construction, the Company assumed the commitments on the bareboat charter agreements of $138.9 million and issued 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. The obligations under the bareboat charter agreements for the undelivered vessels will be recorded upon the delivery of each vessel (the lease commencement date).
This transaction represents a significant non-cash transaction that occurred during the nine months ended September 30, 2019.

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2019 and 2018
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$54,484	$29,254	$239,552	$134,163

Average Daily Results
TCE per day(2)	$13,560	$10,519	$15,538	$12,058
Vessel operating costs per day(3)	$6,449	6,333	$6,426	$6,448

LR2
TCE per revenue day (2)	$15,974	$12,532	$18,689	$13,222
Vessel operating costs per day(3)	$6,683	6,652	$6,726	$6,650
Average number of owned or finance leased vessels	38.2	38.0	38.1	38.0
Average number of time chartered-in vessels	—	1.6	—	1.7

LR1
TCE per revenue day (2)	$12,942	$8,335	$15,243	$9,843
Vessel operating costs per day(3)	$6,297	$6,232	$6,350	$6,612
Average number of owned or finance leased vessels	12.0	12.0	12.0	12.0
Average number of time chartered-in vessels	—	—	—	—

MR
TCE per revenue day (2)	$13,531	$9,875	$14,246	$12,009
Vessel operating costs per day(3)	$6,220	$6,193	$6,230	$6,319
Average number of owned or finance leased vessels	45.5	45.0	45.2	44.9
Average number of time chartered-in vessels	—	3.6	0.1	5.1
Average number of bareboat chartered-in vessels	3.0	3.0	3.0	3.0

Handymax
TCE per revenue day (2)	$9,760	$9,529	$13,057	$11,273
Vessel operating costs per day(3)	$6,642	$6,135	$6,375	$6,282
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	—	—	—	0.7
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	7.0

Fleet data
Average number of owned or finance leased vessels	109.7	109.0	109.2	108.9
Average number of time chartered-in vessels	—	5.2	0.1	7.5
Average number of bareboat chartered-in vessels	10.0	10.0	10.0	10.0

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, finance leased and bareboat chartered-in vessels (in thousands of U.S. dollars)	$68,881	$10,407	$128,569	$12,543

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of November 6, 2019

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	N/A
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	N/A
23	STI Opera	2014	49,990	—	SMRP (2)	MR	N/A
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Not Yet Installed

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
72	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
73	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
74	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
75	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
76	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
77	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Express	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
80	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
81	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
82	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
83	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
84	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
85	STI Park	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
86	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
87	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
88	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
89	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Not Yet Installed
90	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
91	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
92	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
93	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
94	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
95	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
96	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
97	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
98	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
99	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
100	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
101	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
102	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
103	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
105	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
110	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
112	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
113	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
114	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
115	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Not Yet Installed
117	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Not Yet Installed
118	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
119	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
120	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Not Yet Installed
121	STI Lobelia	2018	110,000	—	SLR2P (4)	LR2	Yes
122	STI Lotus	2018	110,000	—	SLR2P (4)	LR2	Yes
123	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
124	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes

	Total owned or finance leased DWT		8,873,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)
	Bareboat chartered-in vessels
125	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
126	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
127	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
128	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
129	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
130	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
131	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
132	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(6)
133	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(6)
134	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(6)

	Total bareboat chartered-in DWT		414,899

	Newbuildings currently under construction
	Vessel Name	Yard	DWT	Vessel type
135	Hull S458 - TBN STI Miracle	HVS	50,000	MR	(7)
136	Hull S469 - TBN STI Maestro	HVS	50,000	MR	(7)
137	Hull S470 - TBN STI Mighty	HVS	50,000	MR	(7)
138	Hull S471 - TBN STI Maximus	HVS	50,000	MR	(7)

	Total newbuilding product tankers DWT		200,000

	Total Fleet DWT		9,488,089

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

(7)
The leasehold interests in these vessels were acquired from Trafigura in September 2019 as part of the Trafigura Transaction and these vessels are currently under construction at Hyundai Vinashin Shipyard Co., Ltd. Three vessels are expected to be delivered in the first quarter of 2020 and one vessel is expected to be delivered in the third quarter of 2020.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2018 and 2019 were as follows:

Date paid	Dividends per common share
March 2018	$0.100
June 2018	$0.100
September 2018	$0.100
December 2018	$0.100
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100

On November 6, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about December 13, 2019 to all shareholders of record as of November 25, 2019 (the record date). As of November 6, 2019, there were 58,142,400 common shares of the Company outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the third quarter of 2019 and through the date of this press release in the fourth quarter of 2019.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 124 product tankers (42 LR2 tankers, 12 LR1 tankers, 56 MR tankers and 14 Handymax tankers) with an average age of 3.8 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). In addition, the Company will bareboat charter-in four MR tankers that are currently under construction and are scheduled to be delivered in 2020 (two in January, one in March, and one in September). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue is reconciled above in the section entitled 'Explanation of Variances on the Third Quarter of 2019 Financial Results Compared to the Third Quarter of 2018'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(45,289)	$(0.93)	$(0.93)
Adjustment:

Deferred financing fees write-off	443	0.01	0.01
Adjusted net loss	$(44,846)	$(0.92)	$(0.92)

	For the three months ended September 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(71,709)	$(2.31)	$(2.31)
Adjustments:
Deferred financing fees write-off	5,911	0.19	0.19
Loss on exchange of Convertible Notes due 2019	870	0.03	0.03
Adjusted net loss	$(64,928)	$(2.09)	$(2.09)

	For the nine months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(60,532)	$(1.25)	$(1.25)
Adjustment:
Deferred financing fees write-off	718	0.01	0.01
Adjusted net loss	$(59,814)	$(1.24)	$(1.24)

	For the nine months ended September 30, 2018
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(172,404)	$(5.57)		$(5.57)
Adjustments:
Merger transaction related costs	272	0.01		0.01
Deferred financing fees write-off	12,946	0.42		0.42
Loss on exchange of Convertible Notes due 2019	17,838	0.58		0.58
Adjusted net loss	$(141,348)	$(4.57)	(1)	$(4.57)

(1) Summation differences due to rounding.

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2019	2018	2019	2018
Net loss	$(45,289)	$(71,709)	$(60,532)	$(172,404)
Financial expenses	42,865	50,106	138,948	138,473
Financial income	(1,582)	(820)	(7,426)	(1,550)
Depreciation - owned or finance leased vessels	45,392	44,584	133,575	132,131
Depreciation - right of use assets	6,250	—	14,280	—
Merger transaction related costs	—	—	—	272
Amortization of restricted stock	6,848	6,223	20,707	19,403
Loss on exchange of Convertible Notes due 2019	—	870	—	17,838
Adjusted EBITDA	$54,484	$29,254	$239,552	$134,163

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616